WPS, Inc.

525 W. Allen Ave.
Unit 9
San Dimas, CA 91773
(909) 599-9415

February 1, 2011

Deter King                                                                                                                                                                POSTED VIA EDGAR
U. S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           WPS, Inc.
Acceleration of the Effective Date of the Registration Statement
File No.:  333-161454

Dear Mr. King:

On behalf of WPS, Inc.,  I respectfully request that the Commission accelerate the effective date of our company’s Registration Statement on Form S-1 and any amendments made thereto, effective February 4, 2011 at 9:00 a.m. Eastern Standard Time or earlier if at all possible.  Accordingly, I would appreciate your prompt consideration of this request and would welcome as prompt a response as is convenient.

The company hereby acknowledges that:

(1)  Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)  The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve our company from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)  The company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission
February 1, 2011
Page Two

The company further acknowledges its full awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in our Form S-1 registration statement.

Thank you for your anticipated expedient and diligent review of this file.  If any further questions or comments should arise, please feel free to contact Randy Brumbaugh, corporate counsel, at (626) 429-9634.

Respectfully submitted,

/s/ Guillermo Pina

Guillermo Pina
President